

July 7, 2015

Via E-mail
Mr. Mark Creatura
Senior Vice President and General Counsel
Consumer Portfolio Services, Inc.
3800 Howard Hughes Parkway, Suite 1400
Las Vegas, NV 89169

Re: Consumer Portfolio Services, Inc.
Amendment No 1 to Registration Statement on Form S-3
Filed June 26, 2015
File No. 333-204492

Dear Mr. Creatura:

We have reviewed your amended registration statement and have the following comments.

Exhibit 5.2 Opinion of Mark Creatura

1.   We note that in the penultimate paragraph of the opinion, counsel states that the opinion is limited to the laws of the State of California and that he is expressing "no opinion as to the effect of the laws of any other jurisdiction." Since the legal opinion, other than with respect to equity securities, is given under the "applicable state law governing" the warrants, the rights, the stock purchase contracts, the depositary shares and the units, respectively, please have counsel either qualify the state law governing these instruments, or otherwise remove the limitation regarding California law.

Exhibit 23.3

2.   We note that the consent of your auditor filed pursuant to the requirements of Item 601(b)(23) of Regulation S-K is dated May 27, 2015. Since at the time of the effectiveness of the registration statement, the auditor's consent will be older than 30 days, please file an updated consent. In this regard, please also refer to Section 4810.03(c) of the Division of Corporation Finance Financial Reporting Manual.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jonathan E. Gottlieb, Staff Attorney, at (202) 551-3416 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief

cc: Mark Harris, Esq.